CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131
December 21, 2007
VIA EDGAR
Steven Krikorian
Accounting Branch Chief
Division of Corporation Finance
Room 4561
450 Fifth Street, NW
US Securities and Exchange Commission
Washington, DC 20549

Re:	CBIZ, Inc. Form 10-K for the fiscal year ended December 31, 2006 Definitive Proxy Statement on Schedule 14A File No. 001-32961
Dear Mr. Krikorian:
     I am in receipt of your comment letter dated December 6, 2007 regarding the Company’s Form 10-K for its fiscal year ended December 31, 2006 and Definitive Proxy Statement on Schedule 14A. Your letter indicates that the Company should respond to these comments within 10 days of the date of the letter, which would mean that the response was due to you by December 20, 2007. Unfortunately, the letter was postmarked December 13th and not received by me until the response due date.
     I have spoken to Mr. Morgan Youngwood of your office and he was kind enough to indicate that an extension to provide a response by January 15, 2008 would be acceptable. He suggested that I memorialize this matter and submit it to the Commission by correspondence. Thank you for the additional time to respond.
Very truly yours,
CBIZ, INC.
/s/ Ware H. Grove
Ware H. Grove
Principal Financial Officer